

Mail Stop 3030

July 17, 2009

Corporation Service Company
1090 Vermont Avenue NW
Washington, D.C. 20005

> **Re: Avago Technologies Limited**
> **Registration Statement on Form S-1**
> **Amended July 2, 2009 and July 14, 2009**
> **File No. 333-153127**

Ladies and Gentlemen:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   We may have further comments after you complete the blanks in your document.

Our Business, page 2

2.   We note the changes to the customers named in this section. Please update your response to comment 5 in our September 17, 2008 letter which asked you to tell us the objective criteria used to determine which customers to highlight in your summary and to tell us whether you have identified all customers who satisfy these criteria.

The enactment of legislation, page 18

3.   With a view toward clarified disclosure, please tell us whether this risk is greater
        for you than for other companies with international operations. If it is, please
        clarify why.

We rely on third parties, page 23

4.   Please identify the material countries that present the risks mentioned in the
        second sentence.

We will be required to address our internal control over financial reporting, page 30

5.   We note that in your response 13 of your letter dated October 1, 2008 you indicate
        that you intend to adopt the phase-in period to which your subsidiary is subject.
        Please tell us why your intentions changed. Also tell us whether you intend to
        rely on the reporting history of your subsidiary for purposes of Form S-3
        eligibility.

Use of Proceeds, page 41

6.   Please quantify the portion of the proceeds to be paid to KKR and its affiliates.

Overview, page 49

7.   With a view toward clarified disclosure, please tell us what you did when you
        "worked with" your distributors to reduce their inventory. Did you offer
        incentives? What type? Did you repurchase inventory?

Selected Financial Data, Page 46

8.   Please tell us how the sale of your infra-red operations in October 2007 resulted in
        a gain of $3 million in fiscal 2008 and a loss of $5 million in fiscal 2009 as
        discussed in Note (10). In addition, tell us about the settlement agreement entered
        into during the quarter ended February 1, 2009.

Provision for income taxes, page 52

9.   Refer to the last sentence of the second paragraph. Please clarify whether your
        reference to inconsistencies in the application of the standard mean
        inconsistencies by you or inconsistencies by the taxing authorities.

Critical Accounting Policies and Estimates

Valuation of Long Lived Assets, Intangible Assets and Goodwill, page 57

10.   In the interest of providing readers with a better insight into management's
        judgments, please tell us and disclose the following:

        •   How you perform the two-step impairment test discussed in SFAS 142,
            including the reporting unit level at which you test goodwill for impairment
            and your basis for that determination;

        •   Each of the valuation methodologies used to value goodwill (if multiple
            approaches are used), including sufficient information to enable a reader to
            understand how each of the methods differ, the assumed benefits of a
            valuation prepared under each method, and why management selected these
            methods as being the most meaningful for the company in preparing the
            goodwill impairment analysis;

        •   How you weight each of the methods used including the basis for that
            weighting (if multiple approaches are used);

        •   A quantitative and qualitative description of the material assumptions used
            and a sensitivity analysis of those assumptions based upon reasonably likely
            changes;

        •   If applicable, how the assumptions and methodologies used for valuing
            goodwill in the current year have changed since the prior year highlighting the
            impact of any changes.

11.   In addition, disclose the significant estimates and assumptions used in your
        assessment of the impairment of long-lived assets. The results of your most recent
        assessment should also be discussed.

12.   Please tell us how you considered the global recession and deteriorating economic
        conditions that resulted in the significant decline in revenues in the six months
        ended May 3, 2009 compared to the prior year discussed on page 63 in your
        assessment of goodwill and long-lived assets.

Share-Based Compensation, page 61

13.   Please disclose the reason for the significant decrease in the estimated value of
        your ordinary shares from August 28, 2008 through March 3, 2009. In addition,
        tell us the reasons and significant factors contributing to the difference between

your estimated fair value as of the date of grant and the estimated IPO price (or pricing range) for options granted in fiscal 2009.

Cost of products sold, page 64

14.   Please clarify what you mean by "manufacturing transitions" and how those transitions resulted in payments to suppliers.

Business, page 88

15.   Please note that we are not taking a position at this time regarding the accuracy of the analysis or the conclusions in your response to prior comment 3. Please refer to the acknowledgements at the end of this letter that Avago must provide with any acceleration request. It is unclear, however, why is was appropriate to remove the related risk factor from your prospectus given the significance of the issues previously addressed in that risk factor; please revise your filing accordingly.

Intellectual Property, page 95

16.   With a view toward clarified disclosure, please provide us your analysis of the materiality of patents expired in the past year and patents to expire this year and in the next few years.

Base Salary, page 108

17.   We note your disclosure on page 109 that the 4% increase was based on the committee's assessment of market trends using in part "compa-ratios." Please clarify what the compa-ratio showed about the market trend. Was 4% the average market increase? Have you succeeded in the goal mentioned on page 106 of keeping compensation between the 50th and 60th percentile?

Summary Bonus Table, page 113

18.   Refer to the last sentence of this section. Please clarify what you mean by "competitive."

Equity Incentive Compensation, page 114

19.   Refer to the fourth paragraph in which you disclose that your operating income was the exact amount of your target operating income. Please clarify:

- whether the August 2008 adjustments to the target increased or decreased the target. Also discuss with greater specificity how the amount of the adjustment was determined;

- how to reconcile the operating income mentioned in that paragraph with the operating income shown in your audited financial statements. Discuss the reasons for any adjustments from the audited amount.

20.   If performance-based options that do not become exercisable in a given year due to failure to achieve the target are not forfeited but instead may be earned in future years, please discuss this feature of the options.

Termination-Based Compensation, page 115

21.   Please clarify whether the actual separation payments made to the named executives under their separation agreements varied from your previously existing severance agreements with those executives. If so, quantify the amount and discuss the reasons for the differences.

Summary Compensation Table, page 118

22.   Given that you were required to include 2007 information in your prior amendment, the information may not be excluded from this table. See instruction 1 to Regulation S-K Item 402(c).

23.   Please expand the penultimate paragraph of your response to prior comment 1 to explain why the required portion of the payment may be excluded. Cite with specificity the authority on which you rely.

24.   Please tell us why Mr. Stewart is not included in the subsequent two tables.

Potential Severance Payments, page 126

25.   Please tell us the authority on which you exclude from this table the $3,248,000 paid to Mr. Tan as mentioned on page 115 and the $640,800 paid to Ms. Johnson mentioned on page 139.

Shareholder Agreement, page 139

26.   Please ensure that you have disclosed all material terms of the agreement. We note for example the information rights and board observer rights mentioned in exhibit 4.3. In this regard, please tell us whether the financial information mentioned in section 6.1.1 of the agreement will also be made public given the

right of the shareholders in section 6.2 to use the information in connection with their investment.

Principal and Selling Shareholders, page 145

27.   We note that you have yet to provide the information requested in response to our prior comment 58 in our letter dated September 17, 2008. Please advise.

Recent Sales of Unregistered Securities, page II-2

28.   Please tell us why you deleted the last paragraph of this section.

Exhibits

29.   The rule regarding schedules and similar attachments that you mention in your response to prior comment 8 applies only to exhibits properly filed pursuant to Regulation S-K Item 601(b)(2). You should not use that rule for documents filed under Item 601(b)(10). Therefore, we reissue the comment.

30.   We note your response to prior comment 4 regarding omitting material pursuant to a confidential treatment request. Note that you must submit your own request for confidential treatment and may not rely on an application filed by another entity.

31.   Please tell us which exhibits represent the agreements mentioned at the bottom of page 48 and the Bulk Acoustic Wave Filter acquisition mentioned on page 53.

Exhibit 5.1

32.   The exhibit that you file to satisfy your obligations under Regulation S-K Item 601(b)(5) should be based on all applicable documents, not merely a selected set of documents.

- Given that documents are not "specifically listed" in section 2.7 of the opinion, please file an opinion that clarifies whether section 3 of the exhibit means that the opinion is not based on the documents covered by section 2.7.

- Given section 7 of the exhibit, please file an opinion that clarifies whether the legal question of whether the shares are fully paid is affected by documents or records other than the Company Certificate. Also, please ensure that your revised exhibit clarifies whether the Company Certificate addresses legal or factual matters.

33.   The opinion that you file should not assume facts that are readily ascertainable. Please tell us why the facts assumed in section 4.4 are not readily ascertainable pursuant to the "Company Certificate" or otherwise.

34.   Please tell us why the assumption in section 4.5 is necessary and appropriate for an opinion that addresses the issues in Regulation S-K Item 601(b)(5). Also, if the assumption is necessary and appropriate, please confirm our understanding that the date currently omitted from the section will be the date that the registration statement becomes effective.

35.   Please tell us why the assumption in section 4.7 is necessary and appropriate given that the opinion in section 5.1 is conditioned on the shares being "issued in accordance with the terms of the Underwriting Agreement."

36.   Given the date restrictions like those in section 8 of this exhibit, please ensure that the final, signed opinions that you include in the registration statement are dated the date that your registration statement becomes effective.

37.   We note the statements in section 8 and 9 regarding the opinion being governed and construed in accordance with Singapore law. Please tell us how those statements are consistent with Section 14 of the Securities Act.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

        •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jong Hwang at (202) 551-3327 or Brian Cascio, Accounting Branch Chief at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at (202) 551-3269 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc: Christopher L. Kaufman (by facsimile)